Norrlanska Kross, Inc.
                            10077 E. County line Road
                               Longmont, CO 80501

                                October 31, 2001

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Steet, N.W.
Washington, D.C.  20549

Re:      Norrlanska Kross, Inc.
         Registration Statement on From SB-2
         Registration No. 333-60824
         Originally filed May 14, 2001

Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Norrlanskla Kross, Inc., (Norrlanska Kross") hereby applies for withdrawal of the above-referenced Registration Statement of Form SB-2, together with all amendments thereto.

     The grounds for this application for withdrawal are that Norrlanska has agreed with the staff that the company needs to resolve corporate structural issues prior to registering any securities pursuant to the Securities Act of 1933. In view of the foregoing, Norrlanska Kross believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

     No securities were sold in connection with this offering.

     If any further information is required in connection with this matter, please contact the undersigned officer of Norrlanska Kross at (303) 772-3316. Thank you for your attention to this matter.

                                                     NORRLANSKA KROSS, INC.


                                                     /s/ James B. Wiegand
                                                     --------------------
                                                     James B. Wiegand
                                                     President, Director

cc.      Ballard Spahr Andrews & Ingersoll, LLP.
         The Step Law Group